Filed Pursuant to Rule 433
Registration No. 333-172528
November 27, 2012

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated November 27, 2012)

Issuer:	Alabama Power Company
Security:	Series 2012C 3.85% Senior Notes due December 1, 2042
Expected Ratings:*	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$350,000,000
Trade Date:	November 27, 2012
Expected Settlement Date:	December 5, 2012 (T+6)
Maturity Date:	December 1, 2042
Interest Payment Dates:	June 1 and December 1 of each year, beginning June 1, 2013
Coupon:	3.85%
Public Offering Price:	99.700%
Benchmark Treasury:	2.750% due August 15, 2042
Benchmark US Treasury Price/Yield:	99-02/2.797%
Spread to Benchmark Treasury:	+107 basis points
Yield to Maturity:	3.867%
Make-Whole Call:	T+20 basis points
Denominations:	$1,000 and any integral multiple thereof
CUSIP/ISIN:	010392 FJ2/US010392FJ25
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC UBS Securities LLC Wells Fargo Securities, LLC
Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC CastleOak Securities, L.P. Credit Agricole Securities (USA) Inc. Samuel A. Ramirez & Company, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Alabama Power Company collect at 1-205-257-2714, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Morgan Stanley & Co. LLC toll free at 1-866-718-1649, UBS Securities LLC toll free at 1-877-827-6444, ext. 561-3884, or Wells Fargo Securities, LLC toll free at 1-800-326-5987.